Exhibit (D)(3)

AMENDMENT NO. 2 TO

INVESTMENT ADVISORY AGREEMENT

AMENDMENT made as of the 16th day of February 2018 to the Investment Advisory Agreement dated February 5, 2018, as amended (the “Agreement”), by and between AdvisorShares Investments, LLC (the “Adviser”) and AdvisorShares Trust (the “Trust”).

WHEREAS, the parties desire to revise Schedule A to the Agreement to add the AdvisorShares Peritus High Yield ETF;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

(1) Schedule A to the Agreement is hereby replaced with Schedule A attached hereto; and

(2) All other terms and conditions of the Agreement remain in full force and effect and are incorporated herein by reference.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed on their behalf by their duly authorized officers as of the date set forth above.

ADVISORSHARES TRUST

on behalf of each of its series set forth on Schedule A

/s/ Dan Ahrens
Name: Dan Ahrens
Title: Treasurer and Secretary

ADVISORSHARES INVESTMENTS, LLC

/s/ Dan Ahrens
Name: Dan Ahrens
Title: Managing Director

SCHEDULE A

Dated February 16, 2018

to the

INVESTMENT ADVISORY AGREEMENT

DATED FEBRUARY 5, 2018

between

ADVISORSHARES TRUST

and

ADVISORSHARES INVESTMENTS, LLC

The Trust will pay to the Adviser, as compensation for the Adviser’s services rendered, a fee computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Rate
AdvisorShares Dorsey Wright ADR ETF	0.75%
AdvisorShares Peritus High Yield ETF	1.10%
AdvisorShares Ranger Equity Bear ETF	1.50%
AdvisorShares Madrona Domestic ETF	0.80%
AdvisorShares Madrona International ETF	0.80%
AdvisorShares Madrona Global Bond ETF	0.50%
AdvisorShares STAR Global Buy-Write ETF	1.35%
AdvisorShares Newfleet Multi-Sector Income ETF	0.65%
AdvisorShares Sage Core Reserves ETF	0.30%
AdvisorShares Treesdale Rising Rates ETF	1.15% on the first $250,000,000 of average daily net assets of the Fund; 1.05% on the next $750,000,000 of average daily net assets of the Fund; and 0.95% on average daily net assets of the Fund in excess of $1,000,000,000
AdvisorShares Pacific Asset Enhanced Floating Rate ETF	0.95%
AdvisorShares Cornerstone Small Cap ETF	0.65%
AdvisorShares KIM Korea Equity ETF	0.84%
AdvisorShares Focused Equity ETF	0.75% plus performance fee adjustment*
AdvisorShares Vice ETF	0.60%

*	The Adviser’s advisory fee has two components — the base fee and the performance fee adjustment. The base fee is the pre-determined rate at which the Adviser is paid when the Fund’s net performance is in line with Fund’s pre-determined performance benchmark. The base fee is subject to an upward or downward adjustment by the performance fee. If the Fund outperforms the performance benchmark, the Adviser may receive an upward fee adjustment. If the Fund underperforms the performance benchmark, the Adviser may receive a downward fee adjustment. The Adviser’s annual base fee is 0.75% of the Fund’s average daily net assets. The performance fee adjustment is derived by comparing the Fund’s performance over a rolling twelve-month period to its performance benchmark, the S&P 500 Index. The base fee is adjusted at a rate of 0.02% for every 0.25% to 0.50% of out-performance or under-performance compared to the performance benchmark, but only up to 2.00% of the performance benchmark. As a result, the maximum possible performance fee adjustment, up or down, to the base fee is 0.10%. Accordingly, the Adviser’s annual advisory fee may range from 0.65% to 0.85% of the Fund’s average daily net assets.

New funds and advisory fee changes appear in bold; fund name changes appear in italics.

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